UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                           Cantab Pharmaceuticals plc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    138084207
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               |_| Rule 13d-1(b)
                               |X| Rule 13d-1(c)
                               |_| Rule 13d-1(d)

---------------------------------              ---------------------------------
      CUSIP No. 138084207             13G            Page 2 of 8 Pages
---------------------------------              ---------------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    200,000
                             ------ --------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      2,282,127
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      200,000
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      2,282,127
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,482,127*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                   |_|
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.6%**
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

* Included in this figure are the securities reported by Deutsche Asset Management Group Limited on the following cover page.

** Included in this percentage are the percentages of securities reported by Deutsche Asset Management Group Limited on the following cover page.

---------------------------------              ---------------------------------
      CUSIP No. 138084207            13G              Page 3 of 8 Pages
---------------------------------              ---------------------------------



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Asset Management Group Limited
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                              (b) |_|
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
------------------------------ ------- -----------------------------------------
NUMBER OF SHARES                 5     SOLE VOTING POWER
                                       0
                               ------- -----------------------------------------
BENEFICIALLY OWNED BY                  SHARED VOTING POWER
                                 6     2,282,127
                               ------ ------------------------------------------
EACH                                  SOLE DISPOSITIVE POWER
REPORTING                        7    0
                               ------ ------------------------------------------
PERSON WITH                           SHARED DISPOSITIVE POWER
                                 8    2,282,127
-------- -----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,282,127
-------- -----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                               |_|
-------- -----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.2%
-------- -----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         HC
-------- -----------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  Cantab Pharmaceuticals plc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is 310 Cambridge Science Park, Cambridge CB4 0WG, United Kingdom.

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG ("DBAG") and Deutsche Asset Management Group Limited ("DAMG" and, together with DBAG, the "Reporting Persons"). This Schedule 13G/A is being filed pursuant to Rule 13d-2(b).

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

                  The principal place of business of DAMG is One Appold Street, London, EC2A 2UU, United Kingdom.

Item 2(c).        Citizenship:

                  The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is ordinary shares, which also includes securities held in the form of American Depository Receipts (the "Ordinary Shares").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Ordinary Shares is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)  |_|   Broker or dealer registered under section 15 of the
                             Act;

                  (b)  |_|   Bank as defined in section 3(a)(6) of the Act;

                  (c)  |_|   Insurance Company as defined in section 3(a)(19) of
                             the Act;

                  (d)  |_|   Investment  Company  registered  under section 8 of
                             the Investment Company Act of 1940;

                  (e)  |_|   An investment adviser in accordance with Rule 13d-1
                             (b)(1)(ii)(E);

                  (f)   |_|   An employee  benefit plan, or endowment fund in
                              accordance with Rule 13d-1 (b)(1)(ii)(F);

                  (g)   |_|   A parent  holding  company or control person in
                              accordance with Rule 13d-1 (b)(1)(ii)(G);

                  (h)   |_|   A savings  association  as  defined  in section
                              3(b) of the Federal Deposit Insurance Act;

                  (i)   |_|   A  church  plan  that  is  excluded  from  the
                              definition of an  investment company under section
                              3(c)(14) of the Investment Company Act of 1940;

                  (j)   |_|   Group,   in   accordance   with  Rule   13d-1(b)
                              (1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1 (c), check this box.       |X|

Item 4.           Ownership.

                  (a)      Amount beneficially owned:

                           Each of the Reporting  Persons owns the amount of the
                  Ordinary Shares as set forth on the applicable cover page.

                  (b)      Percent of class:

                           Each of the Reporting  Persons owns the percentage of
                  the Ordinary Shares as set forth on the applicable cover page.

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:

                                    Each of the  Reporting  Persons has the sole
                           power to vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

                           (ii)     shared power to vote or to direct the vote:

                                    Each of the Reporting Persons has the shared
                           power to vote or direct the vote of the Ordinary Shares as set forth on the applicable cover page.

                           (iii)    sole  power  to   dispose or to  direct  the
                                    disposition of:

                                    Each of the  Reporting  Persons has the sole
                           power to dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

                           (iv)     shared   power to dispose  or to  direct the
                                    disposition of:

                                    Each of the Reporting Persons has the shared
                           power to dispose or direct the disposition of the Ordinary Shares as set forth on the applicable cover page.

Item 5.         Ownership of Five Percent or Less of a Class.

                Not applicable.

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                Investment   management   clients  of  the  Reporting   Persons'
subsidiaries have the ultimate right to any dividends from Ordinary Shares and the proceeds from the sale of Ordinary Shares.

Item 7.         Identification   and  Classification  of  the  Subsidiary  Which
Acquired the Security Being Reported on by the Parent Holding Company.

                The following are subsidiaries of DBAG and DAMG which hold Common Stock included in the figures on the cover pages: Deutsche Asset Management Limited and Deutsche Asset Management Life & Pensions Ltd.

Item 8.         Identification and Classification of Members of the Group.

                Not applicable.

Item 9.         Notice of Dissolution of Group.

                Not applicable.

Item 10.        Certification.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2001


                                            DEUTSCHE BANK AG



                                        By: /s/ Christoph Kirschhofer
                                           --------------------------------
                                           Name:   Christoph Kirschhofer
                                           Title:  Director



                                        By: /s/ Hagen Repke
                                           ---------------------------------
                                           Name:   Hagen Repke
                                           Title:  Vice President

                                                                       Exhibit 1


               Consent of Deutsche Asset Management Group Limited


                  The undersigned agrees that the Schedule 13G/A executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG and Deutsche Asset Management Group Limited pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  February 12, 2001


                                         DEUTSCHE ASSET MANAGEMENT GROUP LIMITED



                                         By: /s/ William Slattery
                                            --------------------------------
                                            Name:   William Slattery
                                            Title:  Head of Business Risk